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                                  [LOGO]

                                 WALLACE
                          COMPUTER SERVICES, INC.


For Immediate Release
Contact: Brad Samson, Wallace
         708/499-8600


         Roy Wiley or Jeff Zilka, Hill & Knowlton
         312/255-1200




                WALLACE URGES SHAREHOLDERS NOT TO TENDER STOCK


       Hillside, Ill., Sept. 11 -- Wallace Computer Services, Inc. (NYSE:WCS) today released the following text of a letter being sent to shareholders by Bob Cronin, president and chief executive officer, and Ted Dimitriou, chairman of the board:


                                                              September 11, 1995

Dear Wallace Shareholder:

    Your Board of Directors has thoroughly reviewed the $56 per share offer from Moore Corporation Limited and has unanimously determined it is inadequate and not in the best interests of Wallace and its shareholders. THE BOARD STRONGLY RECOMMENDS THAT YOU NOT TENDER YOUR SHARES.

WALLACE'S GROWTH STRATEGY IS WORKING

    In 1993, your management embarked on a business strategy based on customer service, technological leadership and product innovation. The strategy is WORKING.

    1. Sales in the last fiscal year ROSE 21 PERCENT, while net income INCREASED 17 PERCENT. Reflecting the momentum from our strategic direction, the fourth quarter was even stronger with both net income and sales up 33 PERCENT.

    2. Each of our businesses is growing faster than industry averages. Business forms, for example, grew 16 percent versus a projected decline of more than three percent for the industry overall. Office products grew 31 percent compared to two percent growth for the industry.

    3. Our proprietary Wallace Information Network-TM- (W.I.N.-TM-) and Select Services-TM- programs are WINNING LARGE-VOLUME CUSTOMERS AND GAINING MARKET SHARE . . . in many cases taking customers away from Moore. Most of these customers sign multi-year contracts and in the last fiscal year we added 61 new W.I.N. and Select Services customers, giving us a total of 157 such customers at year-end.

    4. The company has been experiencing strong earnings per share growth. Per share earnings for the year totaled $2.46, up 14 percent from the $2.16 per share a year earlier. For the fourth quarter, per share earnings rose 32 percent to 70 cents from 53 cents. The increases were achieved despite a cumulative LIFO charge of 39 cents per share from sharply rising paper prices during the year. A year ago, LIFO charges amounted to only 2 cents per share.

    Our prospects are bright: The company began the new fiscal year with record backlogs, our W.I.N. and other innovative programs are gaining new customers and we continue to increase market share.

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WALLACE IS MAKING MONEY FOR SHAREHOLDERS

    From the beginning of the fiscal year until July 28, the last day of trading before Moore announced its hostile tender offer, Wallace's stock generated a total return of 43 percent, reflecting the financial community's appreciation of its investment merits.

    Analysts are raising their estimates to keep pace with the growth they see in Wallace's earnings. Having beaten the consensus estimate for the quarter just ended by 6 percent, analysts have increased their estimates for Wallace for the current year to $3.07, 18 percent higher than their estimates on January 1, 1995.

THE WALLACE BOARD IS COMMITTED TO DELIVERING SHAREHOLDER VALUE

    The facts of Wallace's industry-leading performance are unassailable and, in the unanimous view of the Wallace Board of Directors, Moore's tender offer does not reflect the true value inherent in Wallace.

    Your management is committed to generating real shareholder value by achieving superior revenue growth that exceeds the industry average, enhancing operating profitability and growing earnings per share at double digit rates.

    Again, the Board of Directors is urging all Wallace shareholders NOT to tender their shares. The Board believes that this hostile tender offer is not the best way to maximize shareholder value.

Sincerely,

Ted Dimitriou                            Bob Cronin
CHAIRMAN OF THE BOARD                    PRESIDENT AND CEO




       Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. Founded in Chicago in 1908, Wallace is headquartered in Hillside, Illinois with manufacturing, distribution and sales facilities throughout the United States.